Mail Stop 4561

February 5, 2009

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China

Re: China Properties Developments, Inc.
        File No. 000-50637
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. Lou:

        We have reviewed your response letter dated January 16, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

J – Revenue Recognition, page F-9

1.   It is unclear from your current disclosure how you are recognizing profits from
        sales of condominium units. In your disclosure you make no reference to the full
        accrual method under SFAS 66 or any other accepted method of recognizing sales
        on real estate. Tell us, and revise your disclosure to specifically indicate the
        method used by you to recognize profit on sales of condominium units.
        Additionally, tell us and disclose *in detail* the criteria that must be met by you in
        order to employ the revenue recognition method you have adopted. Reference is
        made to SFAS 66.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

2.   We have considered your response to our prior comment 2 and remain uncertain
        how you have determined that the acquisition of Shaanxi Xin Yuan Real Estate
        Co should be accounted for as a reorganization of entities under common control.
        Specifically, we are unclear what is meant by the phrase "The same shareholders
        owning 54% of the Company also own 84% of Xin Yuan." Identify for us exactly
        the entity or person that held common control of Xi'an Jaihui Real Estate Co and
        Shaanxi Xin Yuan Real Estate Co. To the extent a group of individuals represent
        the common control interest, explain to us how this group meets the requirements
        of paragraphs 3(b) and 3(c) of EITF 02-5. In addition, please provide to us your
        analysis of FIN 46(R) as it pertains to these agreements and the potential
        consolidation of these entities.

Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

Sincerely,

Kevin Woody
Accounting Branch Chief